Mail Stop 4561
via fax: (650) 232-0229

January 12, 2010

Evan Kaplan
President and Chief Executive Officer
iPass Inc.
3800 Bridge Parkway
Redwood Shores, CA 94065

      Re: iPass Inc.
            Form 10-K for Fiscal Year Ended December 31, 2008
            Filed March 16, 2009
            Form 10-Q for Fiscal Quarter Ended September 30, 2009
            Filed November 6, 2009
            File No. 000-50327

Dear Mr. Kaplan:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                Sincerely,

                /s/ Kathleen Collins

                Kathleen Collins
                Accounting Branch Chief